

Mail Stop 3561

January 16, 2018

Via E-mail
Dennis Cojuco
Chief Financial Officer
First Energy Metals Limited
#1601-675 West Hastings Street
Vancouver, British Columbia, Canada, V6B1N2

> **Re:** **First Energy Metals Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2017**
> **Filed August 1, 2017**
> **File No. 000-29870**

Dear Mr. Cojuco:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining